Exhibit (a)(1)(ix)

Contact:	Stephen C. Vaughan
Vice President and
Chief Financial Officer
(405) 225-4800

SONIC COMMENCES OFFER TO PURCHASE UP TO APPROXIMATELY

25.5 MILLION SHARES OF ITS COMMON STOCK THROUGH

A MODIFIED “DUTCH AUCTION” TENDER OFFER

OKLAHOMA CITY (August 15, 2006) – Sonic Corp. (NASDAQ: SONC), the nation’s largest chain of drive-in restaurants, today announced that it is commencing its modified “Dutch Auction” tender offer first announced on August 11, 2006. In the tender offer, Sonic is offering to purchase up to 25,454,545 shares of its common stock at a price per share not less than $19.50 and not greater than $22.00, for a maximum aggregate purchase price of $560 million. The high end of this range represents an 11.5% premium to the closing price for the company’s common stock on August 11, 2006. The tender offer will expire at 5:00 p.m., Eastern Time, on Friday, September 22, 2006, unless extended. The number of shares proposed to be purchased in the tender offer represents approximately 30% percent of Sonic’s currently outstanding common stock.

In the tender offer, Sonic’s stockholders will have the opportunity to tender some or all of their shares at a price within the $19.50 to $22.00 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Sonic will determine the purchase price per share by selecting the lowest per share price within the range that will enable it to buy 25,454,545 shares of stock, or fewer shares if a lesser number is properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if tendered at a lower price. If stockholders tender more than 25,454,545 shares of stock at or below the purchase price per share, Sonic will purchase the shares tendered by those stockholders on a pro rata basis, as specified in the offer to purchase that is being distributed to stockholders. Sonic’s intent is to purchase up to $560 million of common stock in the tender offer. In the event the final purchase price is less than the maximum price of $22.00 per share and more than 25,454,545 shares are tendered in the tender offer at or below the purchase price, Sonic intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it may repurchase up to $560 million of common stock.

The tender offer is not contingent upon a minimum number of shares being tendered. It is subject to a number of other terms and conditions, including the receipt of financing as noted below, all of which are specified in the offer to purchase.

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SONC Commences Modified Dutch Auction Tender

August 15, 2006

None of Sonic’s management, its Board of Directors, the dealer managers, the information agent or the depository is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares.

Sonic’s directors and executive officers have advised Sonic that they do not intend to tender any of their shares in the tender offer.

Sonic has signed a commitment letter dated August 10, 2006, with Banc of America Securities and Lehman Brothers to arrange a new senior secured credit facility, which is expected to consist of a $100 million, five-year revolving credit facility and a $675 million, seven-year term loan facility. The new senior secured credit facility will be used to fund the purchase of shares in the tender offer, refinance certain of Sonic’s existing debt and pay related fees and expenses. Under the commitment letter, Banc of America Securities and Lehman Brothers will act as joint lead arrangers for the new senior secured credit facilities. Lehman Commercial Paper Inc. will act as sole and exclusive syndication agent and will syndicate such facilities on a best efforts basis. In addition, Banc of America Securities and Lehman Brothers have committed, subject to the terms and conditions of the commitment letter, to provide $50 million and $20 million, respectively, of the new senior secured credit facilities. The consummation of the tender offer is conditioned upon receipt of this financing.

Banc of America Securities and Lehman Brothers have been retained to act as dealer managers for the tender offer. Banc of America Securities also has been retained to act as the company’s financial advisor for the above-mentioned transactions.

After completion of the tender offer, subject to market conditions, Sonic may pursue a refinancing of its new senior secured credit facility with a securitized transaction and has engaged Lehman Brothers as its sole structuring advisor to evaluate the securitized transaction.

The information agent for the tender offer is Georgeson Inc. and the depository is UMB Bank, N.A. The offer to purchase, letter of transmittal and related documents will be distributed to stockholders promptly. Stockholders with questions or who would like additional copies of the tender offer documents may call the information agent at (866) 295-3782. Banks and brokers may call (212) 440-9800.

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,150 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

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SONC Commences Modified Dutch Auction Tender

August 15, 2006

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to stockholders promptly following commencement of the offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from Georgeson Inc., the company’s information agent.

This press release also contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those expressed in, or underlying, these forward-looking statements are detailed in the company’s annual and quarterly report filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

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